82-34640
File number 82 - 524





Friends Provident plc
Pixham End, Dorking, Surrey RH4 1QA
Telephone 0870 6083678 Fax 01306 654991

RECEIVED
2005 JUN 20 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE



05009106

Securities and Exchange Commis
Office of International Corporate F
Mail Stop 3 -2
450 Fifth Street, N.W.
Washington DC 20549

18 May 2005

SUPPL

Dear Sir

Friends Provident plc - File number 82 - 524

I enclose recent releases to the London Stock Exchange, since our last submission to you: -

10 May 2005 Treasury Stock
16 May 2005 Treasury Stock

Should you require any assistance, please do not hesitate to contact me by email to hornj@friendsprovident.co.uk.

Yours sincerely

Ms. Jenni Horn
Company Secretariat Assistant

Enc.

PROCESSED
JUN 21 2005
THOMSON
FINANCIAL

dw 6/20

Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	14:47 10-May-05
Number	PRNUK-1005

Treasury Shares

10 May 2005

Friends Provident plc announces the transfer of 20,437 treasury shares to the Trustees of the Friends Provident plc Share Incentive Plan (SIP) at a price of £1.6465 per share to satisfy its obligation to issue shares to SIP participants in April 2005. The Company has received notification from AR G Gunn, K Satchell and BW Sweetland, as executive directors of the Company, that of the 20,437 shares acquired by the Trustees, they have each acquired 76 shares through the SIP.

Following the transfer of the above treasury shares, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 44,010,695 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

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Regulatory Announcement

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Company	Friends ProvidentPLC
TIDM	FP.
Headline	Treasury Stock
Released	09:36 16-May-05
Number	PRNUK-1605

Treasury Shares

16 May 2005

Friends Provident plc announces that following the transfer of 50,803 treasury shares from the Treasury Shares Account to option holders of the Friends Provident plc ShareSave Scheme and the Friends Provident plc Executive Share Option Scheme, the issued share capital of the Company is 2,139,144,959 ordinary shares of 10p each of which 43,959,892 shares are held in treasury.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer to purchase or subscribe for securities in any jurisdiction.

Enquiries: Gordon Ellis, Group Secretary 01306 653087

END

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